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    As filed with the Securities and Exchange Commission on November 28, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934

                              The Chile Fund, Inc.
                       (Name of Subject Company (issuer))

                              The Chile Fund, Inc.
                 (Names of Filing Persons (offerer and issuer))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    168834109
                      (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                              Senior Vice President
                              The Chile Fund, Inc.
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 875-3500
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:



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[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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The Chile Fund, Inc. (NYSE:  CH)
November 27, 2001

FOR IMMEDIATE RELEASE

Contact: Investor Relations
         Credit Suisse Asset Management, LLC
         1-800-293-1232

                            25% Self-Tender Announced

New York, November 27, 2001 The Chile Fund, Inc. (NYSE: CH) announced today that its Board of Directors has approved a tender offer to acquire up to 25% of the outstanding shares of the Fund's common stock at a per share cash purchase price equal to 95% of the Fund's net asset value as of the expiration date of the tender offer period. In the event that shares tendered exceed 25% of the shares outstanding, the amount of shares tendered will be pro-rated in accordance with the number of shares tendered by each shareholder. The tender offer will be accretive to the net asset value of the Fund.

The tender offer is expected to commence on or about January 4, 2002 and to expire on or about February 4, 2002, unless extended.

If by the time of the Fund's 2002 annual shareholders' meeting (which is usually held during the month of April), the Fund's shares continue to trade at a significant discount to net asset value, the Board of Directors intends to consider at that time further actions intended to narrow the discount, although no assurance can be given that any such actions will be taken or, if taken, that they will achieve their intended effect.

         In a separate matter, the Fund has received authorization from the Chilean Superintendency of Pension Funds Managers permitting Chilean pension funds to acquire shares of the Fund. Before the pension funds may act upon this authorization, the Fund's shares must also be registered in the Foreign Securities Registry kept by the Chilean Superintendency of Securities and Insurance and the approval of the Chilean Central Bank must be obtained. The Fund expects these actions to be taken by early 2002; however, since this is believed to be the first time a non-Chilean closed-end fund has sought this status in Chile, there can be no assurance that such registration or approval will be obtained.

         Credit Suisse Asset Management, LLC ("CSAM"), the Fund's investment adviser and the institutional asset management and mutual fund arm of Credit Suisse Group, is a diversified asset manager, handling equity, fixed income, international and derivative based accounts through its offices in 14 countries.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available to investors for free both at the Web site of the Securities and Exchange Commission (www.sec.gov) and of the Fund (www.cefsource.com). Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of,



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holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.